Schedule 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*





AMERICAN COIN MERCHANDISING, INC.
(Name of Issuer)




COMMON STOCK
(Title of Class of Securities)




02516B10
(CUSIP Number)




December 31, 2001
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [ X ]Rule 13d-1(b)
      [   ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)




CUSIP No.  02516B10



1.	Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

	HOTCHKIS AND WILEY CAPITAL MANAGEMENT, LLC

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
(b)

3.	SEC Use Only


4.	Citizenship or Place of Organization

	DELAWARE


Number of Shares Beneficially Owned by Each Reporting Person With

5.	Sole Voting Power

	394,400

6.	Shared Voting Power

	NONE

7. Sole Dispositive Power

394,400

8.	Shared Dispositive Power

NONE

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	6.0% (ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)

11.	Percent of Class Represented by Amount in Row (9)

	6.0%

12.	Type of Reporting Person (See Instructions)

	IA



Item 1.

a)	Name of Issuer

	American Coin Merchandising, Inc.

b)	Address of Issuer's Principal Executive Offices

	5660 Central Avenue
    	Boulder, CO 80301

Item 2.

(a)	Name of Person Filing

	Hotchkis and Wiley Capital Management, LLC

(b)	Address of Principal Business Office or, if none, Residence

	725 South Figueroa Street, 39th Floor
	Los Angeles, CA 90017

(c)	Citizenship

	Delaware

(d)	Title of Class of Securities

	Common Stock

(e)	CUSIP Number

	02516B10

Item 3. If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[   ]Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

(b)	[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[   ]Insurance company as defined in section 3(a)(19) of the Act (15
      U.S.C. 78c).

(d)	[   ]Investment company registered under section 8 of the Investment
      Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ X ]An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	[   ]An employee benefit plan or endowment fund in accordance with
Rule 240.13d-1(b)(1)(ii)(F);

(g)	[   ]A parent holding company or control person in accordance with Rule
240.13d-1(b)(1)(ii)(G);

(h)	[   ]A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

(i)	[   ]A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[   ]Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

(a) Amount beneficially owned: 6.0%.

(b)	Percent of class: 6.0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote - 394,400.

      (ii)	Shared power to vote or to direct the vote - NONE

      (iii)	Sole power to dispose or to direct the disposition of - 394,400.

      (iv)	Shared power to dispose or to direct the disposition of - NONE.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	Not applicable.

Item 8.  Identification and Classification of Members of the Group

	Not applicable.

Item 9.  Notice of Dissolution of Group

	Not applicable.

Item 10.Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:			February 13, 2002

Signature:		/s/ Anna Marie Lopez

Name/Title:		Anna Marie Lopez
			Chief Compliance Officer